

05039320

UNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

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BB 3/18

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/04____ AND ENDING____12/31/04____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Valuemetrics Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

10 South Riverside Plaza, Suite 800

(No. and Street)

Chicago,	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth F. Koehn   (312) 526-7240
                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Dooley, Bradford R., CPA
                (Name – if individual, state last, first, middle name)

220 South State Street,	Chicago,	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED
MAR 0 1 2005
WASH. D.C. 165 SECTION

PROCESSED
MAR 23 2005 *E*
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Kenneth F. Koehn _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Valuemetrics Capital, LLC _____ , as
of _____ December 31 _____ , 20 04 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

Sworn and subscribed to me on the
9th day of February, 2005.

_Erica Tebo_____
Notary Public

Signature

Vice President _____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALUEMETRICS CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Members
Valuemetrics Capital, LLC
Chicago, IL 60606

I have audited the accompanying statement of financial condition of Valuemetrics Capital, LLC as of December 31, 2004, and the related statements of income (loss), changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valuemetrics Capital, LLC as of December 31, 2004, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
February 9, 2005

VALUEMETRICS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	10,000
Accounts receivable		50,919
Note receivable - member		27,163
Total assets	$	88,082

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	$	-0-
Total liabilities		-0-
Members' Capital		88,082
Total liabilities and members' capital	$	88,082

The accompanying notes to the financial statements are an integral part of this statement.

VALUEMETRICS CAPITAL, L.L.C.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues

Fee income	$ 1,388,760	
Interest income	1,038	
Other revenue	59,809	$ 1,449,607

Expenses

Contract services	1,548,581	
Professional fees	36,193	
Other operating expenses	25,714	
Total operating expenses		1,610,488
Net income (loss)		$ (160,881)

The accompanying notes to the financial statements are an integral part of this statement.

VALUEMETRICS CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

	Members' Capital
Balance January 1, 2004	$ 277,953
Net income (loss) for the year ended December 31, 2004	(160,881)
Less: Members' capital distributions	(28,990)
Balance December 31, 2004	$ 88,082

The accompanying notes to the financial statements are an integral part of this statement.

VALUEMETRICS CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From (Applied To) Operating Activities

Net income (loss)	$ (160,881)	
Adjustments to reconcile net income to net cash provided by (applied to) operating activities:		
(Increase) Decrease in:		
Accounts receivable	251,886	
Other investments	15,000	
Increase (Decrease) in:		
Payable to affiliate	(518)	
Net cash from (applied to) operating Activities		$ 105,487

Cash Flows From (Applied To) Financing Activities

Members' capital distribution	(28,990)	
Increase in note receivable - member	(1,038)	
Net cash from (applied to) financing activities		(30,028)
Net increase (decrease) in cash and cash equivalents		75,459

Beginning Cash, January 1, 2004 (Overdraft)

	(65,459)

Ending Cash December 31, 2004

	$ 10,000

Supplemental Disclosures

Interest paid during 2004	$ -0-
Income taxes paid during 2004	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

VALUEMETRICS CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1   ORGANIZATION

Description of the Partnership

Valuemetrics Capital, LLC, (VMC) is a Delaware limited liability company, which was formed on April 11, 2001. The Company, (VMC) remained inactive until May 23, 2002, at which time assets were transferred from VM Equity Partners, Inc. along with its broker dealer license and VMC became a registered broker/dealer.

The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in the business of the private placement of securities and other non-securities business such as providing client support services relating to sales, mergers and acquisition of businesses.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Valuemetrics Capital, LLC in preparing the accompanying financial statements is set forth below.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalent

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Revenue Recognition

Fees and associated receivables are recorded at the time that services are provided and the income is reasonably determinable.

Income Taxes

No provision or credit has been made for Federal income taxes, as the Company's income (loss) is directly allocable for income tax purposes to the individual members.

VALUEMETRICS CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 3   RELATED PARTY TRANSACTIONS

The Company is affiliated with Valuemetrics Advisors, Inc. (VMA), due to common ownership of the members. VMA provides various advisory services to the Company as it relates to client engagements.

During the year ended December 31, 2004, the Company paid $1,548,581 to VMA for various services and overhead related to the Company's customers. There were no amounts due to VMA as of December 31, 2004.

The Company has a demand note receivable from a member for additional equity units. This note receivable is unsecured, is due on demand and provides for interest at prime interest rate (4.0% at December 31, 2004.)

NOTE 4   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of $10,000 and $5,000 respectively. The net capital rule may effectively restrict payment of cash distributions to the members.

NOTE 5   SUBSEQUENT EVENT

During January, 2005, substantially all of the assets of the Company were sold to Duff & Phelps ("D&P"). The Company initially received cash of approximately $1,450,000 along with shares of "D&P" stock valued at approximately $265,000.

The purchase price is indeterminate due to a two year tail on the deal. The Company is maintaining its broker dealer registrations during the term of the deal.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Valuemetrics Capital, LLC	as of 12/31/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ ___88,082___ | 3480
2. Deduct ownership equity not allowable for Net Capital .... [19] (_____) | 3490
3. Total ownership equity qualified for Net Capital .... ___88,082___ | 3500
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... _____ | 3520
   B. Other (deductions) or allowable credits (List) .... _____ | 3525
5. Total capital and allowable subordinated liabilities .... $ ___88,082___ | 3530
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) ....[17] $ ___78,082___ | 3540
   B. Secured demand note delinquency .... _____ | 3590
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... _____ | 3600
   D. Other deductions and/or charges .... _____ | 3610   (___78,082___) | 3620
7. Other additions and/or allowable credits (List) .... _____ | 3630
8. Net capital before haircuts on securities positions .... [20] $ ___10,000___ | 3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments ....$ _____ | 3660
   B. Subordinated securities borrowings .... _____ | 3670
   C. Trading and investment securities:
      1. Exempted securities ....[18] _____ | 3735
      2. Debt securities .... _____ | 3733
      3. Options .... _____ | 3730
      4. Other securities .... _____ | 3734
   D. Undue Concentration .... _____ | 3650
   E. Other (List) .... _____ | 3736   (___-0-___) | 3740

10. Net Capital .... $ ___10,000___ | 3750

OMIT PENNIES

There are no material modifications between the above
audited net capital computation and the Company's
unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Valuemetrics Capital, LLC	as of 12/31/04

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... X | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm₃₀ [4335] | | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
▾31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
▾32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
▾33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
▾34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
▾35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $▾36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Valuemetrics Capital, LLC	as of __12/31/04__

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ -0-	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 5,000	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... ²²$	$ 10,000	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ -0-	3790
17. Add:			
A. Drafts for immediate credit ....²¹$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited..$	3810		
C. Other unrecorded amounts (List) ....$	3820	$	3830
18. Total aggregate indebtedness		$ -0-	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		% -0-	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... ²³$		3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material modifications between the above audited computations and the Company's unaudited filing.

See Auditor's Report.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
**220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604**

Member
**AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY**

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Members
Valuemetrics Capital, LLC

In planning and performing my audit of the financial statements of Valuemetrics Capital LLC for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Valuemetrics Capital, LLC that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements of prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Certified Public Accountant

Chicago, Illinois
February 9, 2005